May 8, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:	Gold Ridge Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 1, 2013
File No. 333-184793

Ladies and Gentlemen:

This letter sets forth the responses of Gold Ridge Resources, Inc. ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of February 12, 2012.  Each numbered paragraph below responds to the comment having the same number in the February 12 comment letter.

Responses to Comments:

1.	The dollar amount in the third risk factor has been corrected to be consistent ($41,247). (page 8)

2.	Detailed disclosure has been added concerning use of proceeds if less than 25% of the offering is raised and the level of funding needed to complete phase 1 ($41,247). (page 16).

3.
Several additional line items have been added to the Use of Proceeds table to show the use of working capital.  Amounts reserved for phase 2 have been separately broken out.  A sentence has been added that none of the proceeds will be used as compensation for officers or directors.(page 16.)  “Phase 2” has been substituted for “phase II” throughout the document.

4.	The sentence stating that subscriptions are “irrevocable” has been removed. (page 21).

5.	The dates for payment of minimum royalty have been corrected on page 23.

6.	The technical report has been deleted as an Exhibit.

7.	The advance minimum royalty payments have been added as a line item to the Use of Proceeds table on page 16.

8.
It is already stated on page 27 that the “COMPANY has the option of making the annual rental payments of $140.000 per claim or doing $100 per claim worth of labor on them” .  A line item for $560 of BLM claim rental expense has been added to the Use of Proceeds table on page 16.

9.	A cost breakdown for phase 2 has been added at page 36.

10.	Additional language has been added to the “Regulation” paragraph to clarify that no permits will be needed until the phase 2 trenching is commenced. (page 36).

11.	Dates of employment have been added to the biographical information on page 46.

12.	The date preceding the summary compensation table on page 48 has been corrected to June 30, 2012.

13.	The information required by Item 404(a)(5) of Regulation S-K has been added at page 49.

14.	March 31, 2013 unaudited financial statements have been added. A current consent from the company’s independent registered accountant has been supplied (Exhibit 23.2).

15.	The auditors report has been clarified to also opine on the prior year (inception to June 30, 2011).

16.	The reference to selling shareholders has been removed from the outside back cover of the prospectus.

17.	The form of subscription agreement has been corrected to indicate that 10,000,000 shares are being offered. (Exhibit 10.1).

18.	The representation has been removed from the Subscription Agreement. (Exhibit 10.1).

19.	Exhibit 10.2, including Exhibit A, has been refiled in its entirety.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ David Mough
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President